February 9, 2006

Mail Stop 4561

By mail and facsimile to 44-20-7992-4872

Mr. Douglas J. Flint
Group Finance Director
HSBC Holdings plc
8 Canada Square
London E14 5HQ
United Kingdom

Re: HSBC Holdings plc
**   Form 20-F filed March 4, 2005**
**   File No. 1-14930**

Dear Mr. Flint:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Accounting Branch Chief